Mail Stop 4561

June 10, 2008

Mr. Jack K. Heilbron
Chief Executive Officer
NetREIT
365 S. Rancho Santa Fe Road, Suite 300
San Marcos, CA 92078

      Re: **NetREIT**
               Form 10
               Filed May 6, 2008
               File No. 001-39049

Dear Mr. Heilbron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that when the company filed this registration statement on EDGAR, it provided that it was registering its securities pursuant to Section 12(b) of the Exchange Act (please see the EDGAR filing). We note, however, that the cover page of the registration statement states that none of the securities are being registered pursuant to Section 12(b) but are being registered pursuant to Section 12(g) of the Exchange Act. Please reconcile and advise.

2.   We note that the company is filing this registration statement pursuant to Section 12(g) of the Exchange Act. We also note the disclosure on page 56 that the company had more than 1,000 shareholders of record on April 23, 2008. Please tell us the date when the company first had 500 shareholders of record and $10 million in total assets.

3.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Exchange Act.   Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

4.   We note your disclosure on page 22 that you "anticipate an increase in capital of approximately $30 to $50 million from an ongoing private placement offering during 2008." Please provide us with an analysis as to why the registration statement should not be considered a form of general solicitation under Rule 502(c) of Regulation D.

5.   We note your registration statement was filed after the February 4, 2008 effective date of Release No. 33-8876: Smaller Reporting Company Regulatory Relief and Simplification and further note you updated your financial statements to comply with Rule 8-08 of Regulation S-X on Form 10-QSB. Please tell us the basis for filing your quarterly report on Form 10-QSB versus on Form 10-Q.

6.   We note that the certifications filed with your Form 10-QSB were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include replacing the word "report" with "quarterly report" in paragraphs 2, 3 and 4(a), including paragraph 4(b) when you have not included a managements' report on internal control, the omission of the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and the inconsistent use of "the registrant" versus "the small business issuer." Please refer to Item 308 of Regulation S-K and revise your certifications accordingly.

Item 1. Business, page 1

Our Company, NetREIT, page 1

7.   Please expand the discussion of your business. We refer you to Item 101(h)(4) of Regulation S-K.

Right to Acquire Property Manager's Business, page 2

8.   We refer to your discussion that you have the option to acquire CHG Properties, Inc.'s property management business. Please revise your filing to disclose here and elsewhere in the registration statement, as appropriate, if you currently intend to exercise this option.

Item 1A. Risk Factors, page 6

Our bylaws may prevent our participation in certain business combinations, page 7

9.   We refer to your disclosure that certain provisions of your bylaws requiring a 67 percent shareholder vote "do not apply to business combinations that are approved or exempted by [y]our board of directors prior to the time that someone becomes an interested shareholder." Please revise your risk factor to include a definition of "interested shareholder" and clarify under what circumstances approval by 67 percent of your shareholders will not be required. Please include disclosure to note if any or no shareholder vote will be required to approve such transactions.

Private placement offering – compliance with exemption requirements, page 7

10.   We refer to your statement on page 8 that "[you] believe these multiple offerings will be combined (or integrated) and treated as a single offering for federal and state securities law purposes." Please explain to us the basis for this belief.

An investment in our Shares may be affected by adverse economic and regulatory changes, page 8

11.   Please include separate risk factors regarding economic and regulatory changes and describe the risks in more detail.

Risks related to Debt Financing, page 14

12.   Please consider disclosing here the amount of your current outstanding debt as of a recent date. Also discuss your plan to borrow more funds.

If we enter into financing arrangement involving balloon payment obligations…, page 14

13.   Please revise to include the amount of and date any balloon payments are due.

Our investment in mortgage loans secured by real estate, page 15

14.   It is unclear to us the risk to which you are subject. Please revise your disclosure to clarify the risk that makes investing in your securities speculative or risky.

We do not have substantial experience in making or investing in mortgage loans, page 15

15.   It is unclear to us the risk to which you are subject. If your management lacks experience or expertise in mortgage loan investments, please state so and clarify how this is a risk to investors.

Our rights, and the rights of our shareholders, to recover claims…, page 16

16.   We refer to your statement that you and your shareholders may have limited rights against your directors and officers than what may be afforded under common law. Please expand your discussion to disclose what these rights are and in what ways they may be limited.

Dividends we pay on our Securities to tax-exempt investors…, page 17

17.   Please clarify the risk to a tax-exempt investor if your dividends are classified as "unrelated business taxable income."

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview and Background, page 19

18.   We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of NetREIT and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. We note that the company had a loss from continuing operations in the statements of operations for fiscal years ended December 31, 2007 and 2006. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release No. 33-8350 Dec. 19, 2003. See also Item 303 of Regulation S-K.

19.   We refer to your statement that you have been "in a fast growth stage having increased capital by 1219% and [y]our investment portfolio by 1080%." Please revise your disclosure to include the basis for this statement.

Financing, page 22

20.   We refer to the private placement offering of Units and preferred stock commenced on
        February 15, 2005 and note that you issued 433,204 warrants to purchase common stock
        and 50,200 shares of Series AA Preferred Stock in the offering. Please disclose how
        many Units were sold in the offering.

21.   We note your disclosure that each share of Series AA Preferred Stock is entitled to
        annual cumulative cash dividends of 7% and that your preferred stock ranks senior to
        your common stock as to the payment of dividends and distribution of assets upon
        liquidation. Please add a risk factor regarding these superior rights that preferred
        stockholders have over common stockholders.

22.   We refer to your statement that the use of proceeds from your offering commenced in
        October 2006 was "primarily used to acquire the properties and build the infrastructure."
        Please revise to describe the infrastructure in more detail.

Net Income Available to Common Stockholders, page 25

23.   Please revise to indicate the loss from continuing operations.

Other Liquidity Needs, page 27

24.   We note that distributions for the last two years have exceeded cash flows from operating
        activities. Expand your disclosure to discuss the alternative means of funding these
        distributions including proceeds from property sales, borrowings or proceeds from stock
        issuances. Clarify the variability an investor can expect in dividend distributions
        particularly when they are funded from property sales, borrowings or proceeds from
        stock issuances.

Non-GAAP Supplemental Financial Measure: Funds from Operations ("FFO"), page 28

25.   Please clarify whether your FFO is determined in accordance with the guidance issued by
        the National Association of Real Estate Investments Trusts (NAREIT). If it differs from
        the NAREIT definition, clarify how it differs. We note that your FFO calculation did not
        adjust for the gains from sales of depreciable operating property and did include
        adjustments to add back the amortization of financing costs. Please clarify to us the basis
        for calculating FFO in this manner. Refer to Item 10(e) of Regulation S-K.

Item 3. Properties, page 32

26.   If applicable, with respect to each improved property, please disclose the occupancy rate and the average effective annual rental per square foot or unit for each of the last five years prior to the date of filing.

27.   Outline briefly any proposed program for renovation or improvement of your properties, including the estimated cost thereof and the method of financing to be used. If you have no such present plans, so state and indicate the purpose for which the property is being held.

Mortgage Debt, page 36

28.   Please expand the table to show the balance due at maturity for each loan, assuming no payment has been made on principal in advance of its due date.

Co-Ownership of Properties, page 42

29.   We refer to your statement on page 42 that you co-own two of your properties. We note on page 32, however, that you state all but one of your properties are 100 percent owned by you. Please revise or advise to clarify this discrepancy.

Item 6. Executive Compensation, page 49

30.   Please include in a tabular format the outstanding equity awards for your named executive officers as of your most recent fiscal year end. We refer you to Item 402(p) of Regulation S-K.

31.   Please include the disclosure required by Item 402(r) of Regulation S-K regarding the compensation of your directors.

32.   We note your disclosure on page 50 and elsewhere in the registration statement that your named executive officers receive monthly car allowances, yet this amount does not appear to be reflected in "All Other Compensation" in your Summary Compensation table. Please revise or advise.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 53

33.   We refer to your disclosure in Note 6 of your Financial Statements and elsewhere in the registration statement of the management fees paid to CHG Properties, Inc. Please include this disclosure under Item 7.

34.   Please identify each director that is independent and disclose the standards that you used to determine such independence. We refer you to Item 407(a) of Regulation S-K.

Item 9. Market Price and Dividends on Registrant's Common Equity…, page 54

35.   Please disclose the approximate number of holders of your common stock as of the latest practicable date. We refer you to Item 201(b)(1) of Regulation S-K.

36.   Please provide the information relating to Equity Compensation Plans as required by Item 201(d) of Regulation S-K.

Item 10. Recent Sale of Unregistered Securities, page 55

Securities Issued in Private Placement Offerings, page 55

37.   We note your disclosure that the company has relied on the exemption of Section 4(2) and Rule 506 of Regulation D. For each transaction, please disclose how the company meets all of the requirements under Rule 506. See Item 701(d) of Regulation S-K. For example, please disclose:

- how the securities were offered and sold without general solicitation;

- whether the purchasers were financially sophisticated as required under Rule 506(b)(ii); and

- what type of information was provided to the purchasers (see Rule 502(b)).

Issuances of Securities in Compensatory Transactions, page 56

38.   Please disclose the facts relied upon to make the exemption under Rule 701 available. See Item 701(d) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 56

39.   Please expand your disclosure to include the liquidation and voting rights of your Series A Common Stock. We refer you to Item 202(a) of Regulation S-K.

40.   We note your statement that it is your policy to pay cash dividends quarterly. Also include a statement, or cross-reference to your risk factors, that payment of dividends is subject to meeting certain solvency tests and that there may be circumstances under which you may not be able to pay dividends.

Financial Statements and Notes

Note 1. Organization, page 64

41.   We note that you sold a 48.6percent undivided interest in your 7-Eleven property during 2007 and, per page 32, you continue to serve as the general partner, which typically indicates control over the operations of an entity. Please clarify your accounting policy for recognizing gains and losses on transfers of properties to entities in which you retain or receive an ownership interest. Refer to SOP 78-9, SFAS 66 and APB18. In addition, clarify how you are accounting for your 51.4% equity interest in the limited partnership to which the property was transferred. Tell us what consideration you gave to disclosing your consolidation accounting policy including your accounting for partially owned entities under FIN 46(R), ARB 51 and EITF 04-5.

Note 2. Significant Accounting Policies

Property Acquisitions, pages 64 – 65

42.   We note that you completed several property acquisitions, including office facilities, retail centers and self storage properties, all of which appear to be rental properties. However, the only recorded intangible asset related to these purchases was $170,000 of acquired origination costs for one acquisition. Please advise us of your basis in GAAP for including unamortized lease origination costs as an intangible asset and how this differs from the value of in-place leases. Tell us what consideration you gave to recording the value of above and below market leases as well as the value of in-place leases in connection with these acquisitions.

43.   Please tell us what consideration you gave to including the financial information required under Item 8-06 of Regulation S-X. Please note that for a transactional filing such as this, you need to provide the financial statements for real estate acquisitions that are individually significant for all periods and significant in the aggregate for the most recent year and interim period.

44.   We note from the information on page 76 that your ground lease obligation is on-going, which indicates that you have not purchased the land under option. Clarify to us your basis in GAAP for recording the land option value associated with this property as land rather than an intangible asset.

Federal Income Taxes, page 68

45.   Please tell us what consideration you gave to disclosing the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

Earnings (Loss) Per Common Share, page 68

46.   We note the disclosure which reconciles the denominator used to calculate diluted
        earnings per common share to the denominator used to calculate basic earnings per
        common share; however the disclosure of diluted EPS appears to be omitted from the
        financial statements. Please tell us what consideration you gave to disclosing diluted EPS
        on the face of your Statements of Operations as required by paragraph 36 of SFAS 128.

Note 7. Stockholders' Equity

Common Stock, page 73

47.   We note that the common stock issued is not subject to redemption; however, it appears
        per your Statement of Equity that you recorded the redemption of 6,309 shares of
        common stock during 2007. Please explain to us the nature of this redemption and how
        the activity relates to the disclosure in your footnotes. Additionally, we note on page 80
        that you paid distributions to common and preferred shareholders of $548,228 in January
        2008. It appears, based on dividends declared per the Statement of Stockholders' Equity,
        that a portion of this distribution was a stock dividend that was recorded during 2007.
        Please confirm when the shares were issued and what consideration you gave to
        disclosing this information. Please also reconcile the $1,584,913 dividends paid per your
        Statement of Stockholders' Equity to the $1,078,063 in dividends paid per your
        Statement of Cash Flows.

Note 9. Restatement of Previously Issued Financial Statements, page 77

48.   We note the correction of errors involving certain equity transactions and that each of
        your financial statements includes the label "as restated" for information prior to 2007.
        Please revise to disclose the nature of the errors and their impact on the Statement of
        Cash Flows. Refer to paragraph 26 of SFAS 154.

Note 10. Segments, page 80

49.   We note your table of capital expenditures on page 80. It is unclear, however, how this
        information relates to your financial statements. Please reconcile the table to the
        corresponding item(s) within your financial statements.

# # # #

As appropriate, please amend your filing and respond to these comments within ten (10) business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Bruce J. Rushall, Esq. (*via facsimile*)